July 16, 2021

Mr. Timothy S. Levenberg

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR TRANSMISSION

RE:	P.A.M. Transportation Services, Inc. Registration Statement on Form S-3 Filed June 29, 2021 File No. 333- 257513

Dear Mr. Levenberg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, P.A.M. Transportation Services, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to 10:00 a.m., Eastern Time, on July 21, 2021, or as soon thereafter as is practicable.

We request that we be notified of the effectiveness of the Registration Statement by telephone call to the Company’s outside counsel, Mr. Courtney Crouch, at (501) 688-8822.

Sincerely,

P.A.M. TRANSPORTATION SERVICES, INC.

/s/ Allen W. West

Allen W. West
Vice President of Finance, Chief Financial Officer, Secretary and Treasurer

cc:	Courtney C. Crouch, III Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.